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




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Barringer Laboratories, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    068508100
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                            William R. Collins, Esq.
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 15, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the Statement [x].


                                Page 1 of 9 Pages
                           Exhibit Index is on Page 8




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

- ------------------------------                                                  -------------------------
CUSIP No. 068508100                                  13D                        Page 2 of 9 Pages
- ------------------------------                                                  -------------------------


- ---- ----------------------------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     John P. Holmes, III
- ---- ----------------------------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)                          (a) [ ]
                                                                                                  (b) [x]
- ---- ----------------------------------------------------------------------------------------------------
3    SEC Use Only

- ---- ----------------------------------------------------------------------------------------------------
4    Sources of Funds (See Instructions)

     PF
- ---- ----------------------------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Item 2(d) or 2(e)                                                                             [ ]
- ---- ----------------------------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States of America
- ------------------- ------- -----------------------------------------------------------------------------
 Number of Shares     7     Sole Voting Power

                            126,435
                    ------- -----------------------------------------------------------------------------
   Beneficially       8     Shared Voting Power
     Owned by
                            0
                    ------- -----------------------------------------------------------------------------
       Each           9     Sole Dispositive Power
    Reporting
                            126,435
                    ------- -----------------------------------------------------------------------------
   Person With        10    Shared Dispositive Power

                            0
- ---- ----------------------------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     126,435
- ---- ----------------------------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                                                    [X]
- ---- ----------------------------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     7.7%
- ---- ----------------------------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
- ---- ----------------------------------------------------------------------------------------------------


- ------------------------------                                                  -------------------------
CUSIP No. 068508100                                  13D                        Page 3 of 9 Pages
- ------------------------------                                                  -------------------------


- ---- ----------------------------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     J. Francis Lavelle
- ---- ----------------------------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)                          (a) [ ]
                                                                                                  (b) [x]
- ---- ----------------------------------------------------------------------------------------------------
3    SEC Use Only

- ---- ----------------------------------------------------------------------------------------------------
4    Sources of Funds (See Instructions)

     PF
- ---- ----------------------------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Item 2(d) or 2(e)                                                                             [ ]
- ---- ----------------------------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States of America
- ------------------- ------- -----------------------------------------------------------------------------
 Number of Shares     7     Sole Voting Power

                            126,435
                    ------- -----------------------------------------------------------------------------
   Beneficially       8     Shared Voting Power
     Owned by
                            0
                    ------- -----------------------------------------------------------------------------
       Each           9     Sole Dispositive Power
    Reporting
                            126,435
                    ------- -----------------------------------------------------------------------------
   Person With        10    Shared Dispositive Power

                            0
- ---- ----------------------------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     126,435
- ---- ----------------------------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                                                    [x]
- ---- ----------------------------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     7.7%
- ---- ----------------------------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
- ---- ----------------------------------------------------------------------------------------------------


- ------------------------------                                                  -------------------------
CUSIP No. 068508100                                  13D                        Page 4 of 9 Pages
- ------------------------------                                                  -------------------------



- ---- ----------------------------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas A. Dippel
- ---- ----------------------------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)                          (a) [ ]
                                                                                                  (b) [x]
- ---- ----------------------------------------------------------------------------------------------------
3    SEC Use Only

- ---- ----------------------------------------------------------------------------------------------------
4    Sources of Funds (See Instructions)

     PF
- ---- ----------------------------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Item 2(d) or 2(e)                                                                             [ ]
- ---- ----------------------------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States of America
- ------------------- ------- -----------------------------------------------------------------------------
 Number of Shares     7     Sole Voting Power

                            10,177
                    ------- -----------------------------------------------------------------------------
   Beneficially       8     Shared Voting Power
     Owned by
                            0
                    ------- -----------------------------------------------------------------------------
       Each           9     Sole Dispositive Power
    Reporting
                            10,177
                    ------- -----------------------------------------------------------------------------
   Person With        10    Shared Dispositive Power

                            0
- ---- ----------------------------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     10,177
- ---- ----------------------------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                                                    [x]
- ---- ----------------------------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     0.6%
- ---- ----------------------------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
- ---- ----------------------------------------------------------------------------------------------------


                                                      -------------------------
                                                      Page 5 of 9 Pages
                                                      -------------------------

Item 1. Security and Issuer.

                  The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share ("Shares"), of Barringer Laboratories, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 15000 West 6th Avenue, Suite 300, Golden, Colorado 80401-5047.

Item 2. Identity and Background.

                  The persons filing this Statement are John P. Holmes, III ("JPH"), J. Francis Lavelle ("JFL") and Thomas A. Dippel ("TAD") (collectively, the "Reporting Persons"). Each Reporting Person is a citizen of the United States of America.

                  The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of Shares owned by the other Reporting Persons.

                  JPH's principal occupation or employment is serving as president and managing director of Ahern Partners, a money management firm. JPH also serves as a managing director of Green Field Capital Management, Inc. ("Green Field") and Aspetuck Capital Management Inc. ("Aspetuck"), which are private investment firms. JPH's business address is c/o Ahern Partners, 18 Kings Highway North, Westport, Connecticut 06880.

                  JFL's principal occupation or employment is serving as a managing director of The Nassau Group, Inc. ("Nassau"), an investment banking firm which provides strategic advisory services to its corporate clients. JFL also serves as a managing director of Green Field and Aspetuck. JFL's business address is c/o The Nassau Group, Inc., 18 Kings Highway North, Westport, Connecticut 06880.

                  TAD's principal occupation or employment is serving as an associate of Nassau. TAD also serves as an associate of Green Field and Aspetuck. TAD's business address is c/o The Nassau Group, Inc., 18 Kings Highway North, Westport, Connecticut 06880.

                  No Reporting Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price for 100,000 of the 126,435 Shares beneficially owned by JPH, including payment of commissions, was $96,500. The purchase of these Shares was funded from cash available to JPH. JPH acquired beneficial ownership of the other 26,435 Shares pursuant to the issuance by the Issuer to JPH of the JPH Warrant described in Item 6.

                  The aggregate purchase price for 100,000 of the 126,435 Shares beneficially owned by JFL, including payment of commissions, was $96,500. The purchase of these Shares was funded from cash available to JFL. JFL acquired beneficial ownership of the other 26,435 Shares pursuant to the issuance by the Issuer to JFL of the JFL Warrant described in Item 6.

                                                      -------------------------
                                                      Page 6 of 9 Pages
                                                      -------------------------

                  The aggregate purchase price for 8,047 of the 10,177 Shares beneficially owned by TAD, including payment of commissions, was $7,765. The purchase of these Shares was funded from cash available to TAD. TAD acquired beneficial ownership of the other 2,130 Shares pursuant to the issuance by the Issuer to TAD of the TAD Warrant described in Item 6.

Item 4. Purpose of Transaction.

                  Each Reporting Person acquired his Shares for investment purposes. Each Reporting Person believes that the Shares represent an attractive investment opportunity. Each Reporting Person will continue to evaluate his investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, such Reporting Person's own financial condition, other investment opportunities and other future developments. Based upon such evaluation, each Reporting Person will take such actions in the future as such Reporting Person may deem appropriate in light of the circumstances existing from time to time. If any Reporting Person believes that further investment in the Issuer is warranted, whether because of the market prices for the Issuer's securities or otherwise, such Reporting Person may acquire additional Shares or other securities (in addition to the warrants that the Issuer has agreed to issue to the Reporting Persons as described in Item 6), either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, a Reporting Person may determine to dispose of some or all of the Shares owned by such Reporting Person.

                  Except as set forth above in this Item 4 and in Item 6, no Reporting Person has plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  (a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on May 23, 1996:



                                    Number of                          Approximate Percentage of
         Name                       Shares                             Outstanding Shares (1)
         ----                       ---------                          -------------------------
          JPH                         126,435(2)(3)                                7.7%

          JFL                         126,435(2)(4)                                7.7%

          TAD                          10,177(2)(5)                                0.6%


- ---------------

(1) Computed on the basis of 1,652,016 Shares outstanding as of March 31, 1996 as specified in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996.

(2) The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act, by virtue of an understanding between them to act together from time to time for the purpose of acquiring holding, voting, or disposing of Shares. Thus, pursuant to Rule 13d-5, each Reporting Person may be deemed to beneficially own all Shares beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares.

                                                      -------------------------
                                                      Page 7 of 9 Pages
                                                      -------------------------


(3) Includes 26,435 Shares that JPH has the right to acquire upon exercise of the JPH Warrant described in Item 6. Excludes 4,006 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to JPH within 60 days of this Statement as described in Item 6.

(4) Includes 26,435 Shares that JPL has the right to acquire upon exercise of the JFL Warrant described in Item 6. Excludes 4,006 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to JFL within 60 days of this Statement as described in Item 6.

(5) Includes 2,130 Shares that TAD has the right to acquire upon exercise of the TAD Warrant described in Item 6. Excludes 322 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to TAD within 60 days of this Statement as described in Item 6.

                  (b) JPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 Shares that he beneficially owns. Upon exercise in whole of the JPH Warrant, JPH will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 26,435 Shares that he beneficially owns.

                  JFL has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 100,000 Shares that he beneficially owns. Upon exercise in whole of the JFL Warrant, JFL will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 26,435 Shares that he beneficially owns.

                  TAD has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 8,047 Shares that he beneficially owns. Upon exercise in whole of the TAD Warrant, TAD will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 2,130 Shares that he beneficially owns.

                  (c) On May 15, 1996, pursuant to the DMFR Letter of Intent described in Item 6, JPH, JFL and TAD acquired beneficial ownership of 100,000, 100,000 and 8,047 Shares, respectively, from D.M.F.R. Group USA Co. ("DMFR") for $.95 per Share in cash, excluding brokerage commissions, in a privately negotiated transaction in the over-the-counter market.

                  To induce the Reporting Persons to consummate the purchase from DMFR described above, on May 13, 1996, the Issuer issued to the Reporting Persons the JPH Warrant, the JFL Warrant and the TAD Warrant.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Persons may be deemed to beneficially own.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  Green Field, on behalf of the Reporting Persons, entered into a letter of intent dated April 23, 1996 with DMFR, a copy of which is attached hereto as Exhibit 1 (the "DMFR letter of Intent") and is incorporated herein by reference, pursuant to which the Reporting Persons purchased an aggregate of 208,047 Shares as described in Item 5(c).

                  On behalf of the Reporting Persons, Green Field also entered into a letter agreement dated May 13, 1996 with the Issuer, a copy of which is attached hereto as Exhibit 2 (the "Issuer Letter") and is incorporated herein by reference, pursuant to which the Issuer agreed to issue the JPH Warrant, the JFL Warrant and the TAD Warrant. In addition, the Issuer Letter provides that the Issuer will issue to the Reporting Persons additional warrants to purchase an aggregate of 25,000 Shares at $1.06 per Share and 25,000 Shares at $1.25 per Share. These warrants will be issued to the Reporting Persons beginning on or around June 15, 1996 at a rate of 4,167 per month for twelve months. The form of these warrants will be substantially the same as the JPH Warrant, the JFL Warrant and the TAD Warrant. The Issuer Letter further provides that (i) upon the acquisition by the Reporting Persons and persons affiliated therewith of at least 165,000 Shares, the Issuer's Board of Directors will nominate either JPH or JFL to the Board and (ii) upon the acquisition by the Reporting Persons and persons affiliated therewith of at least 330,000 Shares, the Issuer's Board of Directors will nominate both JPH and JFL to the Board.

                                                      -------------------------
                                                      Page 8 of 9 Pages
                                                      -------------------------

                  On May 13, 1996, the Issuer issued to JPH, JFL and TAD warrants to purchase 26,435, 26,435 and 2,130 Shares, respectively, copies of which are attached hereto as Exhibit 3 (the "JPH Warrant"), Exhibit 4 (the "JFL Warrant") and Exhibit 5 (the "TAD Warrant"), respectively, and are incorporated herein by reference. The warrants are exercisable, in whole or in part, at any time or from time to time prior to May 13, 2001 at a price per Share of $1.06. The warrants also provide for certain demand and incidental registration rights with respect to Shares issuable upon exercise thereof.

                  The Issuer also entered into an engagement letter dated May 13, 1996 with Nassau, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference, pursuant to which the Issuer engaged Nassau through at least June 1, 1998 to provide the Issuer with certain investment banking services.

                  The Reporting Persons are also parties to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 7 and is incorporated herein by reference, with respect to the filing of this Statement and any amendments hereto.

                  Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1    Letter of Intent dated April 23, 1996 between Green Field and DMFR.

Exhibit 2    Letter Agreement dated May 13, 1996 between Green Field and the Issuer.

Exhibit 3    Warrant dated May 13, 1996 to purchase 26,435 Shares issued by the Issuer to JPH.

Exhibit 4    Warrant dated May 13, 1996 to purchase 26,435 Shares issued by the Issuer to JFL.

Exhibit 5    Warrant dated May 13, 1996 to purchase 2,130 Shares issued by the Issuer to TAD.

Exhibit 6    Engagement Letter dated May 13, 1996 between Nassau and the Issuer.

Exhibit 7    Joint Filing Agreement dated May 23, 1996 by and among the Reporting Persons.




                                                      -------------------------
                                                      Page 9 of 9 Pages
                                                      -------------------------



                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 1996


                                            /s/ John P. Holmes, III
                                       ___________________________________
                                                John P. Holmes, III



                                             /s/ J. Francis Lavelle
                                       ___________________________________
                                                 J. Francis Lavelle



                                           /s/ Thomas A. Dippel
                                       ___________________________________
                                               Thomas A. Dippel




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


                                      Exhibit Index



         Exhibit           Description
         Number            of Document
         -------           -----------

         1                 Letter of Intent dated April 23
                           1996, between Green Field and
                           DMFR.

                           Letter Agreement dated May 13
         2                 1996 between Green Field and
                           the Issuer.

         3                 Warrant dated May 13, 1996 to
                           purchase 26,435 Shares issued
                           by the Issuer to JPH.

         4                 Warrant dated May 13, 1996 to
                           purchase 26,435 Shares issued
                           by the Issuer to JFL.

         5                 Warrant dated May 13, 1996 to
                           purchase 2,130 Shares issued by
                           the Issuer to TAD.

         6                 Engagement Letter dated May
                           13, 1996 between Nassau and the
                           Issuer.

         7                 Joint Filing Agreement dated
                           May 23, 1996 by and among the
                           Reporting Persons.
